FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                              For March 13, 2003

                        Commission File Number 333-66973


                                  AERCO LIMITED


                               22 Grenville Street
                                   St. Helier
                                 Jersey, JE4 8PX
                                 Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F [X]         Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]          No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                INDEX TO EXHIBITS

Item
----

1.    AerCo Limited Monthly Report to Noteholders for March 2003

24.   Power of Attorney for AerCo Limited.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: March 13, 2003



                                          AERCO LIMITED
                                               (Registrant)

                                          By:  /s/ Adrian Robinson
                                              ------------------------------
                                               Name:  Adrian Robinson
                                               Title: Attorney-in-Fact

                                                                          Item 1
                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Month                          March-03
Payment Date                   15th of each month
Convention                     Modified Following Business Day
Current Payment Date           17-Mar-03
Current Calculation Date       11-Mar-03
Previous Payment Date          18-Feb-03
Previous Calculation Date      11-Feb-03
--------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

-------------------------------------------------------------------------------------------------
                                       Prior         Deposits     Withdrawals      Balance on
                                      Balance                                    Calculation Date
                                     11-Feb-03                                     11-Mar-03
-------------------------------------------------------------------------------------------------
Expense Account                      3,694,341.02   1,308,686.42  (2,344,821.90)    2,658,205.54
Collection Account                  93,315,768.40  12,997,014.38 (12,400,366.40)   93,912,416.38
Aircraft Purchase Account                       -              -              -                -

 - Liquidity Reserve cash balance   80,915,402.00     100,000.00              -    81,015,402.00
-------------------------------------------------------------------------------------------------
Total                               97,010,109.42  14,305,700.80 (14,745,188.30)   96,570,621.92
-------------------------------------------------------------------------------------------------


2. Analysis of Aircraft Purchase Account Activity

---------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                              -
Interest Income                                                           -
Aircraft Purchase Payments                                                -
Economic Swap Payments                                                    -
---------------------------------------------------------------------------
Balance on Current Calculation Date                                       -
---------------------------------------------------------------------------


3. Analysis of Expense Account Activity

-----------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                    3,694,341.02
Transfer from Collection Account on previous Payment Date       1,305,658.98
Permitted Aircraft Accrual                                                 -
Interim Transfer from Collection Account                                   -
Interest Income                                                     3,027.44
Balance on current Calculation Date
 - Payments on previous payment date                           (1,521,898.70)
 - Interim payments
 - Other                                                         (822,923.20)
-----------------------------------------------------------------------------
Balance on Current Calculation Date                             2,658,205.54
-----------------------------------------------------------------------------

4. Analysis of Collection Account Activity

-----------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                   93,315,768.40
Collections during period                                      12,997,014.38
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                     (1,305,658.98)
 - Permitted Aircraft Modifications                                        -
Interim Transfer to Expense Account                                        -
Net Swap payments on previous Payment Date                     (4,138,715.62)
Aggregate Note Payments on previous Payment Date               (6,955,991.80)
-----------------------------------------------------------------------------
Balance on Current Calculation Date                            93,912,416.38
-----------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                               30,000,000.00
Second Collection Account Reserve                              35,000,000.00
Cash Held
 - Security Deposits                                           16,015,402.00
                                                             ----------------
 Liquidity Reserve Amount                                      81,015,402.00
                                                             ----------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

--------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                   17-Mar-03
Current Calculation Date               11-Mar-03
Previous Payment Date                  18-Feb-03
Previous Calculation Date              11-Feb-03
------------------------------------------------------------------------------

Balance in Collection and Expense Account                       96,570,621.92
Liquidity Reserve Amount                                       (81,015,402.00)
                                                             ----------------
Available Collections                                           15,555,219.92
                                                             ================

4. Analysis of Collection Account Activity (Continued)
--------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                          5,000,000.00
(II) a)      Class A Interest but excluding Step-up                 1,089,875.81
     b)      Swap Payments other than subordinated swap
               payments                                             3,289,558.89
(iii)        First Collection Account top-up (Minimum
               liquidity reserve $30 m)                            30,000,000.00
(iv)         Class A Minimum principal payment                                 -
(v)          Class B Interest                                         211,510.57
(vi)         Class B Minimum principal payment                         31,819.97
(vii)        Class C Interest                                         353,063.24
(viii)       Class C Minimum principal payment                                 -
(ix)         Class D Interest                                         708,333.33
(x)          Class D Minimum principal payment                                 -
(xi)         Second collection account top-up                      51,015,402.00
(xii)        Class A Scheduled principal                            4,871,058.11
(xiii)       Class B Scheduled principal                                       -
(xiv)        Class C Scheduled principal                                       -
(xv)         Class D Scheduled principal                                       -
(xvi)        Permitted accruals for Modifications                              -
(xvii)       Step-up interest                                                  -
(xviii)      Class A Supplemental principal                                    -
(xix)        Class E Primary Interest                                          -
(xx)         Class B Supplemental principal                                    -
(xxi)        Class A Outstanding Principal                                     -
(xxii)       Class B Outstanding Principal                                     -
(xxiii)      Class C Outstanding Principal                                     -
(xxiv)       Class D Outstanding Principal                                     -
(xxv)        Subordinated Swap payments                                        -
                                                              ------------------
             Total Payments with respect
               to Payment Date                                     96,570,621.92
             less collection Account Top Ups
              (iii) (b) and (xi) (b) above                         81,015,402.00
                                                              ------------------
                                                                   15,555,219.92
                                                              ==================
                                                                               -
--------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated



Current Payment Date           17-Mar-03
Current Calculation Date       11-Mar-03
Previous Payment Date          18-Feb-03
Previous Calculation Date      11-Feb-03

5. Payments on the Notes by Subclass

------------------------------------------------------------------------------------------------------------------------------------
                                                        Subclass           Subclass             Subclass               Total
Floating Rate Notes                                       A-2                A-3                  A-4                 Class A

------------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                             1.34000%           1.34000%               1.34000%
Applicable Margin                                             0.3200%            0.4600%                0.5200%
Applicable Interest Rate                                     1.66000%           1.80000%               1.86000%
Day Count                                                     Act/360            Act/360                Act/360
Actual Number of Days                                              27                 27                     27
Interest Amount Payable                                    146,798.65         736,673.58              206,403.58        1,089,875.81
Step-up Interest Amount Payable                            NA                 204,631.55           NA                     204,631.55
------------------------------------------------------------------------------------------------------------------------------------
Total Interest Paid                                        146,798.65         736,673.58             206,403.58         1,089,875.81
------------------------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                                 15-Dec-05          15-Jun-02              15-May-11
Excess Amortisation Date                                    17-Aug-98          15-Feb-06              15-Aug-00
------------------------------------------------------------------------------------------------------------------------------------
Original Balance                                       290,000,000.00     565,000,000.00         235,000,000.00
Opening Outstanding Principal Balance                  117,910,559.07     545,684,134.79         147,959,557.46       811,554,251.32
------------------------------------------------------------------------------------------------------------------------------------
Extended Pool Factors                                          51.74%            100.00%                 77.87%
Pool Factors                                                   38.85%            100.00%                 67.68%
------------------------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                           -                  -                      -                    -
Scheduled Principal Payment                              4,871,058.11                  -                      -         4,871,058.11
Supplemental Principal Payment                                      -                  -                      -                    -
------------------------------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                      4,871,058.11                  -                      -         4,871,058.11
------------------------------------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                                                    -
- amount allocable to premium
------------------------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance                  113,039,500.96     545,684,134.79         147,959,557.46       806,683,193.21
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                                             Subclass           Subclass           Total
Floating Rate Notes                             B-1                B-2            Class B

--------------------------------------------------------------------------------------------
Applicable LIBOR                             1.34000%            1.34000%
Applicable Margin                             0.6000%             1.0500%
Applicable Interest Rate                     1.94000%            2.39000%
Day Count                                     Act/360             Act/360
Actual Number of Days                              27                  27
Interest Amount Payable                     91,192.51          120,318.05         211,510.57
Step-up Interest Amount Payable            NA                  NA
--------------------------------------------------------------------------------------------
Total Interest Paid                         91,192.51          120,318.05         211,510.57
--------------------------------------------------------------------------------------------

Expected Final Payment Date                 15-Jul-13           15-Jun-08
Excess Amortisation Date                    17-Aug-98           15-Aug-00
--------------------------------------------------------------------------------------------
Original Balance
Opening Outstanding Principal Balance   85,000,000.00       80,000,000.00
                                        62,675,266.95       67,123,041.83     129,798,308.78
--------------------------------------------------------------------------------------------
Extended Pool Factors                          81.16%              98.66%
Pool Factors                                   74.39%              96.76%
--------------------------------------------------------------------------------------------
Minimum Principal Payment                   15,364.80           16,455.17          31,819.97
Scheduled Principal Payment                         -                   -                  -
Supplemental Principal Payment                      -                   -                  -
--------------------------------------------------------------------------------------------
Total Principal Distribution Amount         15,364.80           16,455.17          31,819.97
--------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal
- amount allocable to premium
--------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance   62,659,902.15       67,106,586.66     129,766,488.81
--------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
                                              Subclass          Subclass              Total
Floating Rate Notes                              C-1               C-2               Class C

------------------------------------------------------------------------------------------------
Applicable LIBOR                                1.34000%          1.34000%
Applicable Margin                                1.3500%           2.0500%
Applicable Interest Rate                        2.69000%          3.39000%
Day Count                                        Act/360           Act/360
Actual Number of Days                                 27                27
Interest Amount Payable                       159,860.06        193,203.18            353,063.24
Step-up Interest Amount Payable                NA                NA
------------------------------------------------------------------------------------------------
Total Interest Paid                           159,860.06        193,203.18            353,063.24
------------------------------------------------------------------------------------------------

Expected Final Payment Date                    15-Jul-13         15-Jun-08
Excess Amortisation Date                       17-Aug-98         15-Aug-00
------------------------------------------------------------------------------------------------
Original Balance
Opening Outstanding Principal Balance      85,000,000.00     80,000,000.00
                                           79,236,710.01     75,989,451.34        155,226,161.35
------------------------------------------------------------------------------------------------
Extended Pool Factors                             98.08%            97.86%
Pool Factors                                      93.09%            94.84%
------------------------------------------------------------------------------------------------
Minimum Principal Payment                              -                 -                     -
Scheduled Principal Payment                            -                 -                     -
Supplemental Principal Payment                         -                 -                     -
------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                    -                 -                     -
------------------------------------------------------------------------------------------------
Redemption Amount                                      -                 -
- amount allocable to principal                        -                 -
- amount allocable to premium                          -                 -
------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance      79,236,710.01     75,989,451.34        155,226,161.35
------------------------------------------------------------------------------------------------

----------------------------------------------------------------------

Fixed Rate Notes                                           D-2

----------------------------------------------------------------------
Applicable Interest Rate                                     8.50000%
Day count                                                    30 / 360
Number of Days                                                     30
Interest Amount Payable                                    708,333.33
----------------------------------------------------------------------
Total Interest Paid                                        708,333.33
----------------------------------------------------------------------
Expected Final Payment Date                                 15-Mar-14
Excess Amortisation Date                                    15-Jul-10
----------------------------------------------------------------------
Original Balance                                       100,000,000.00
Opening Outstanding Principal Balance                  100,000,000.00
----------------------------------------------------------------------
Extended Pool Factors                                         100.00%
Expected Pool Factors                                         100.00%
----------------------------------------------------------------------
Extended Amount                                                     -
Expected Pool Factor Amount                                         -
Surplus Amortisation
----------------------------------------------------------------------
Total Principal Distribution Amount                                 -
----------------------------------------------------------------------
Redemption Amount                                                   -
- amount allocable to principal                                     -
                                                   -------------------
- amount allocable to premium                                       -
----------------------------------------------------------------------
Closing Outstanding Principal Balance                  100,000,000.00
----------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                                       17-Mar-03
Current Calculation Date                                   11-Mar-03
Previous Payment Date                                      15-Jan-03
Previous Calculation Date                                   9-Jan-03
--------------------------------------------------------------------------------


6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period                           18-Feb-03
End of Interest Accrual Period                             16-Mar-03
Reference Date                                             13-Feb-03

------------------------------------------------------------------------------------------------------------------------------------

                              A-2             A-3             A-4             B-1          B-2              C-1             C-2

------------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR             1.28000%        1.28000%       1.28000%      1.28000%        1.28000%         1.28000%       1.28000%
Applicable Margin             0.3200%         0.4600%        0.5200%       0.6000%         1.0500%          1.3500%        2.0500%
Applicable Interest Rate      1.6000%         1.7400%        1.8000%       1.8800%         2.3300%          2.6300%        3.3300%

------------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------

Fixed Rate Notes                                           D-1

---------------------------------------------------------------------

Actual Pool Factor                                           100.00%

---------------------------------------------------------------------

---------------------------------------------------------------------

7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes

----------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes                  A-2             A-3             A-4             B-1            B-2

----------------------------------------------------------------------------------------------------------------------

Opening Outstanding Principal Balance   117,910.56      545,684.13       147,959.56     62,675.27       67,123.04
Total Principal Payments                  4,871.06               -                -         15.36           16.46
Closing Outstanding Principal Balance   113,039.50      545,684.13       147,959.56     62,659.90       67,106.59

Total Interest                              146.80          736.67           206.40         91.19          120.32
Total Premium                              0.0000%         0.5000%          0.0000%       0.0000%         0.0000%

----------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------

(a) Floating Rate Notes                   C-1             C-2

-------------------------------------------------------------------

Opening Outstanding Principal Balance      79,236.71      75,989.45
Total Principal Payments                           -              -
Closing Outstanding Principal Balance      79,236.71      75,989.45

Total Interest                                159.86         193.20
Total Premium                                0.0000%        0.0000%

---------------------------------------------------------------------

---------------------------------------------------------------------

(b) Fixed Rate Notes                                       D-2

---------------------------------------------------------------------

Opening Outstanding Principal Balance                     100,000.00
Total Principal Payments                                           -
Closing Outstanding Principal Balance                     100,000.00

Total Interest                                                708.33
Total Premium                                                      -

---------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

                                                                         Item 24


                                POWER OF ATTORNEY

     Each of the undersigned, being a Director and officer of AerCo Limited, hereby individually appoints John McMahon, Huib van Doorn, Sean Brennan, Brian Marks, Wouter Marinus den Dikken, Pat Keating, Aengus Kelly and Caroline Jones and each of them, acting on behalf of debis AirFinance Administrative Services Limited, as Administrative Agent of AerCo Limited, his true and lawful attorney-in-fact and agent (each an "Attorney-in- Fact"), with full power by power of attorney of substitution and resubstitution, for him and in his name, place and stead, in his capacity as a Director and an officer of AerCo Limited, to sign each Report on Form 6-K which will be filed at least monthly, provided that where any such Report on Form 6-K is required to contain any information in addition to or other than a copy of the relevant monthly report to noteholders the contents of such Report on Form 6-K shall be approved by any one Director of AerCo Limited prior to the filing thereof, each such Report on Form 6-K containing a monthly report to noteholders to be filed monthly on or about the 15th day of each month and each other Report on Form 6-K to be filed within the time prescribed by the Securities and Exchange Commission (the "SEC") upon the occurrence of certain events listed in the SEC rules and regulations with the SEC and any amendments thereto, and to file the same with any exhibits thereto and any other documents in connection therewith with the SEC, granting unto said Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said Attorney-in-Fact, or his substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be duly executed and delivered in Shannon, Ireland on the date indicated below.



Dated: 24 July 2002                       /s/ G. Adrian Robinson
                                          ----------------------------------
                                          G. Adrian Robinson

                                          Witness: /s/ B. C. Robins
                                                  --------------------------


Dated: 24 July 2002                       /s/ Peter Sokell
                                          ----------------------------------
                                          Peter Sokell

                                          Witness: /s/ B. C. Robins
                                                  --------------------------


Dated: 24 July 2002                       /s/ Kenneth N. Peters
                                          ----------------------------------
                                          Kenneth N. Peters

                                          Witness: /s/ B. C. Robins
                                                  --------------------------


Dated: 24 July 2002                       /s/ M. John McMahon
                                          ----------------------------------
                                          M. John McMahon

                                          Witness: /s/ B. C. Robins
                                                  --------------------------


Dated: 9 August 2002                      /s/ Sean Brennan
                                          ----------------------------------
                                          Sean Brennan

                                          Witness: Marian Kennedy
                                                  --------------------------